SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)

                         Interstate Bakeries Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                 S. M. Rea, Vice President and General Counsel,
                             Ralston Purina Company,
       Checkerboard Square, St. Louis, MO 63164  Telephone (314) 982-2820
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 31, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box  if  a  fee  is  being  paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Ralston  Purina  Company
       IRS  Identification  No.  43-0470580

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2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

       (a)  [x]  (See  Item  2  of  Schedule  13D)

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3.     SEC  USE  ONLY


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4.     SOURCE  OF  FUNDS

     OO

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5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)           [  ].


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6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Missouri

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  Number  of             7.     SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned              14,848,154  (See  Item  5  of  Schedule  13D)
  by  Each  Reporting ---------------------------------------------------------
  Person  With


                         8.     SHARED  VOTING  POWER

                                -0-
                         ------------------------------------------------------

                         9.     SOLE  DISPOSITIVE  POWER

                                14,848,154  (See  Item  5  of  Schedule  13D)
                         ------------------------------------------------------


10.     SHARED  DISPOSITIVE  POWER

        -0-

-------------------------------------------------------------------------------

11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
        PERSON

      (See  Item  5  of  Schedule  13D)

-------------------------------------------------------------------------------


12.     CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                       [  ].

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13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        29.5%

-------------------------------------------------------------------------------

14.     TYPE  OF  REPORTING  PERSON

        CO

-------------------------------------------------------------------------------

1.     NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Tower  Holding  Company,  Inc.
       IRS  Identification  No.  43-1440199.

-------------------------------------------------------------------------------

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

       (a)     [x](See  Item  2  of  Schedule  13D)

-------------------------------------------------------------------------------




3.     SEC  USE  ONLY

-------------------------------------------------------------------------------

4.     SOURCE  OF  FUNDS

       OO

-------------------------------------------------------------------------------

5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS  2(d)  or  2(e)                     [  ].


-------------------------------------------------------------------------------

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

        Delaware

-------------------------------------------------------------------------------

Number  of                   7.     SOLE  VOTING  POWER
Shares  Bene-
Ficially  Owned                    (See  Item  5  of  Schedule  13D)
By  Each  Reporting          --------------------------------------------------
Person  With
                             8.     SHARED  VOTING  POWER

                                    0

                             --------------------------------------------------

                             9.     SOLE  DISPOSITIVE  POWER

                                   (See  Item  5  of  Schedule  13D)

                             --------------------------------------------------

                             10.    SHARED  DISPOSITIVE  POWER

                                    0
                             ---------------------------------------------------

11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

        14,848,154  (See  Item  5  of  Schedule  13D)

        -----------------------------------------------------------------------

12.     CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [    ].

-------------------------------------------------------------------------------

13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

        29.5%

-------------------------------------------------------------------------------

14.     TYPE  OF  REPORTING  PERSON

        CO

-------------------------------------------------------------------------------

             RALSTON PURINA COMPANY AND TOWER HOLDING COMPANY, INC.
                   Statement pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934
                         -------------------------------


Item  1.  Security  and  Issuer.
          ---------------------

Item  1  is  hereby  amended,  in  pertinent  part,  by  adding  the  following:

     This Amendment No. 14 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; Amendment No. 7 thereto, which was filed on October 14, 1997; Amendment No. 8 thereto, which was filed on February 10, 1998; and Amendment No. 9 thereto, which was filed on April 7, 1998; Amendment No. 10 thereto, which was filed on April 17, 1998; Amendment No. 11 thereto, which was filed on August 6, 1998; Amendment No. 12 thereto, which was filed on June 11, 1999; and Amendment No. 13 thereto, which was filed on August 4, 2000. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

     Item  5  is  hereby  amended,  in  pertinent part, by adding the following:

     On August 31, 2000 Issuer purchased 12,946,980 shares of Common Stock for a total purchase price of $204,382,444.82. The August 1st and 31st purchases were pursuant to the terms of the July 24, 2000 Share Purchase Agreement between Ralston, Tower and Issuer.

------
Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this statement is filed on behalf of each of Ralston and Tower.


Dated:   September  1,  2000

RALSTON  PURINA  COMPANY


By: /s/     Stanley M. Rea
   -------------------------------------------
     Name:  Stanley  M.  Rea
     Title: Vice  President  and  General
             Counsel


TOWER  HOLDING  COMPANY,  INC.


By: /s/    Nancy E. Hamilton
    -----------------------------------------
     Name:  Nancy  E.  Hamilton
     Title: Vice  President  &  Secretary

                                                                     APPENDIX I


                             RALSTON PURINA COMPANY
                             ----------------------

     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of September 1, 2000. It will be updated when amendments to this
Schedule  13D  are  filed.



                               EXECUTIVE OFFICERS
                               ------------------


T. E. Block: (a) see above; (b) Chief Operating Officer, North American Pet Foods, Ralston; (c) none.

J. R. Elsesser: (a) see above; (b) Vice President, Chief Financial Officer and Treasurer, Ralston; (c) 49,100.

F.  W.  Krum:  (a) see above; (b) Chairman, Pet Products International, Ralston;
(c)  none.

W.  P.  McGinnis:  (a)  see  above;  (b)  Chief Executive Officer and President,
Ralston;      (c)  none.

J. M. Neville: (a) see above; (b) Senior Vice President, Law and Assistant Secretary, Ralston; (c) none.

S. M. Rea: (a) see above; (b) Vice President and General Counsel, Ralston; (c) none.

W.  H.  Sackett:  (a)  see above; (b) Chief Administrative Officer, Pet Products
Group,  Ralston;  (c)  none.

R.  C.  Watt:  (a)  see above; (b) President, Golden Products Division, Ralston;
(c)  none.

A. M. Wray: (a) see above; (b) Vice President and Controller, Ralston; (c) none.


                                                           APPENDIX I continued

N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel, Ralston;
     (c)  none.

                                    DIRECTORS
                                    ---------


David R. Banks: (a) One Thousand Beverly Way, Ft. Smith, Arkansas 72919; (b) Chairman of the Board and Chief Executive Officer, Beverly Enterprises, Inc.;
(c)  none.

John H. Biggs: (a) 730 Third Avenue, New York, New York 10017; (b) Chairman of the Board, Chief Executive Officer and President, TIAA-CREF; (c) none.

Donald Danforth, Jr.: (a) Suite 330, 700 Corporate Park Drive, St. Louis, Missouri 63105; (b) Chairman of the Board and Treasurer, Kennelwood Village,
Inc.;      (c)  none.

William H. Danforth: (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262, Clayton, Missouri 63105; (b) Chancellor Emeritus & Vice Chairman of the Board, Washington University; (c) none.

David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Former Chairman of the Board and Chief Executive Officer, The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Chairman of the Board, Red Fox Environmental Services, Inc.; (c) none.

Richard A. Liddy: (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman of the Board, Chief Executive Officer and President, GenAmerica Corporation; (c) none

John F. McDonnell: (a) 1034 South Brentwood Blvd., Suite 1840, St. Louis, Missouri 63117-1218; (b) Chairman, Board of Trustees, Washington University; and former Chairman of the Board and Chief Executive Officer, McDonnell Douglas Corporation; (c) none.

W.  P.  McGinnis:  (a)  see  above;  (b)  Chief Executive Officer and President,
Ralston;
     (c)  none.

Katherine  D.  Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

                                  APPENDIX I continued


W. P. Stiritz: (a) 9811 South Forty Drive, St. Louis, MO 63124; (b) Chief Executive Officer and President, Agribrands International, Inc.; (c) 1,124,600.

Ronald L. Thompson: (a) 3455 Briarfield, Suite A, Maumee, OH 43537; (b) Chairman, President and Chief Executive Officer, Midwest Stamping and Manufacturing Company; (c) none.


                           TOWER HOLDING COMPANY, INC.

Set forth below with respect to each director and executive officer of Tower Holding Company, Inc. ("Tower") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Tower) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of September 1, 2000. It will be updated when amendment to this
Schedule  13D  are  filed.

                               EXECUTIVE OFFICERS

J. R. Elsesser, President: (a) see above; (b) Vice President, Chief Financial Officer and Treasurer, Ralston; (c) 49,100.

P. C. Fulweiler, Vice President: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware19801; (b) Vice President and Department Manager, Corporate Financial Services, PNC Bank; (c) none.

N. E. Hamilton, Vice President and Secretary: (a) see above; (b) Vice President, Secretary and Senior Counsel, Ralston; (c) none.

E. S. Wells, Treasurer: (a) see above; (b) Vice President and Assistant Treasurer, Ralston; (c) none.

                                                           APPENDIX I continued


                                    DIRECTORS

J. R. Elsesser: (a) see above; (b) Vice President, Chief Financial Officer and Treasurer, Ralston; (c) 49,100.

P. C. Fulweiler: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services, PNC Bank; (c) none.

E. S. Wells: (a) see above; (b) Vice President and Assistant Treasurer, Ralston; (c) none.